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Contacts:        Bruce M. Jaffe           President and Chief Operating Officer

                 Tracy A. Edwards         Vice President and Chief Financial
                                          Officer
                 Bell Industries, Inc.
                 (310) 826-2355
                 http://www.bellind.com

                                                           FOR IMMEDIATE RELEASE


                      BELL INDUSTRIES ISSUES STATEMENT ON
                   NATIONAL SEMICONDUCTOR TERMINATION NOTICE

Los Angeles, California-July 18, 1996.

The following statement was issued today by Bruce M. Jaffe, president and chief operating officer of Bell Industries, in response to a notification from National Semiconductor terminating its franchise agreement with Bell:

"I am deeply disappointed to report that our long-standing relationship with National Semiconductor has come to an end, without warning and without explanation. Bell and National have operated together for over 20 years, enjoying many good times, sharing some difficult ones, and developing many good personal relationships.

"At our last meeting with National's management in June of this year, they described Bell in glowing terms. We were their best distributor in terms of demand creation; we were doing an excellent job in executing specific sales and inventory programs; and we grew market share. Our new SMPL program was truly innovative and added to our value as a National distributor.

"In view of this, one may ask why did National end our relationship? We recently announced the signing of a franchise agreement with Samsung, the sixth largest semiconductor manufacturer in the world. National has a stated policy that they will not share shelf space with Asian semiconductor manufacturers; i.e., if you have an Asian line, you cannot have ours. One can draw his own conclusion regarding National's decision.

"I strongly disagree with National's policy. It is archaic, inappropriate for a 21st Century company, and hypocritical in light of their ongoing relationships with Asian businesses. It is also not the way business should be conducted in the United States.

"We have taken control of our destiny by refusing to allow a business partner to unilaterally dictate its terms which adversely affect our business. We believe that sales generated by the Samsung product line, once fully integrated, will more than offset the loss of the National franchise. In 1995, Bell's sales of National were approximately $48 million. ( In 1995, Bell's total corporate sales were $564 million). Notwithstanding the

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loss of National, we are convinced that adding Samsung was the right move for
Bell to have made.

"Bell is committed to continuing to build its electronics distribution business through securing important new suppliers; increasing sales of current franchised product lines; and acquiring other distributors that would be compatible with our product lines and operating policies.

"Our 21st Century course is being charted right now ... and we are controlling the direction!!!!"

Bell Industries, Inc. (NYSE, PSE:BI) distributes products for the electronics, computer, graphics and other industrial markets.